Exhibit 99.1

X3 Holdings Receives Extension to Regain Compliance with the Nasdaq’s Minimum Bid Price Requirement

Singapore, October 11, 2024 /PRNewswire/ — X3 Holdings Co., Ltd. (Nasdaq: XTKG) (the “Company” or “XTKG”), a global provider of digital solutions and technology services spanning diverse industries, today announced that it has received an extension of 180 calendar days from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) to regain compliance with the Nasdaq’s minimum $1.00 bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market (the “Bid Price Requirement”). As a result of the extension, the Company has until April 7, 2025, to regain compliance with the Bid Price Requirement. To regain compliance, the closing bid price of the Company’s ordinary shares must be at least US$1.00 for a minimum of 10 consecutive business days prior to April 7, 2025. Nasdaq would then provide a written confirmation of compliance and the matter will be closed.

To address this issue, the Company intends to continuously monitor its closing bid price and to effectuate a reverse stock split, subject to the shareholders’ approval at the annual general meeting, which will be convened on November 4, 2024. Upon the approval and completion of the reverse stock spilt, the Company expects that it will countervail the short-term adverse effects on its trading price and cure the deficiency in due time as well as regain compliance with the Bid Price Requirement.

The receipt of the extension period has no immediate effect on the listing or trading of the Company’s business operations or the listing of the Company’s ordinary shares, which will continue to trade uninterrupted on the Nasdaq under the ticker “XTKG”.

About X3 Holdings

X3 Holdings Co., Ltd. (Nasdaq: XTKG) is a global provider of digital solutions and technology services spanning diverse industries. The Company is operating across diversified business segments in digital technologies, cryptomining operations, renewable energy and agriculture technologies. X3 Holdings is headquartered in Singapore with subsidiaries and operations globally. For additional information, please visit www.x3holdings.com.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements include, among others, statements regarding the Company’s plans to regain compliance with the minimum bid price requirement. The Company’s actual results may differ materially from those expressed in any forward-looking statements as a result of various factors and uncertainties. The reports filed by the Company with the Securities and Exchange Commission discuss these and other important factors and risks that may affect the Company’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Corporate Investor Relations

Email: ir@x3holdings.com

Website: www.x3holdings.com